UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ROGERS CORPORATION
(Exact name of Registrant as specified in Charter)

Massachusetts (State or other jurisdiction of incorporation)	1-4347 (Commission File Number)	06-0513860 (IRS Employer Identification No.)

2225 W. Chandler Blvd., Chandler, AZ 85224
(Address of Principal Executive Offices) (Zip Code)

Larry Schmid
(480) 917-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

Item 1.01 Conflict Minerals Disclosure and Report.

Rogers Corporation (the “Company” or “Rogers”) has evaluated the products it manufactured or contracted to manufacture in calendar year 2023 and has determined that certain of those products contained “Conflict Minerals,” as such term is defined in Item 1.01 of Form SD promulgated by the U.S. Securities and Exchange Commission (“SEC”), and that said Conflict Minerals were necessary to the functionality or production of said products. The Conflict Minerals necessary to the functionality or production of those products were tin and gold. Based on a reasonable country of origin inquiry, as summarized below, the Company has reason to believe that certain of its materials containing necessary Conflict Minerals came from recycled or scrap sources. In addition, the Company has reason to believe that one of its direct suppliers purchases products containing tin sourced from a smelter in a Covered Country (defined as the Democratic Republic of the Congo or any adjoining country), and that such supplier is fully compliant with the Responsible Minerals Assurance Process (RMAP) requirements. Compliance with the RMAP requirements signifies that an independent third party auditor approved by the Responsible Minerals Initiative has certified that this supplier and smelter have the systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities. With respect to all other materials containing necessary Conflict Minerals, the Company does not have reason to believe that any necessary tin or gold may have originated in the Covered Countries.

The Company’s Conflict Minerals Program
The Company has established a Conflict Minerals Policy (the “Policy”). The Policy, which is posted on the Company’s public website, provides in part:
Rogers expects its suppliers to source materials from socially responsible suppliers and that all of its suppliers will comply with the Dodd-Frank requirements [related to conflict minerals] and provide all necessary declarations and supporting information. Suppliers must pass these requirements through to their supply chain if they do not source directly from mines or smelters and determine the source of the Conflict Minerals used in the product Rogers purchases. We will assess future business with suppliers who are not cooperative with the conflict-free sourcing initiative and not compliant with this Policy.
The Company’s Conflict Minerals compliance effort is supervised by its Senior Vice President, Global Operations and Supply Chain. The Company’s legal and environmental functions support the supply chain organization with these compliance efforts, and external consultants have assisted the Company in the development of the reasonable country of origin inquiry process.
Determination of Products Within the Scope of the SEC’s Conflict Minerals Rule
The Company considered all products that it manufactured for sale in 2023, or which it contracted to be manufactured during 2023, when determining which of its products were potentially within the scope of Rule 13p-1 of the Securities Exchange Act of 1934, as amended. Materials that were used for maintenance or research and development activities were not included in the process described below.
With respect to materials introduced into production for sale for the first time during 2023 or materials provided by new suppliers during 2023, the Company’s environmental compliance team reviewed each new material to determine whether it may contain Conflict Minerals. In addition, the Company’s supply chain team queried all new suppliers regarding the presence of Conflict Minerals in the materials they supplied to the Company. The Company also monitored additions to the Company’s chemical inventory system for certain Chemical Abstract Services (CAS) registry numbers to ensure that materials that might contain Conflict Minerals were flagged for review prior to being used to manufacture products for sale.
With respect to all other materials that were used in the manufacture of Company products in 2023, the supply chain and environmental compliance teams reviewed the Company’s chemical inventory system and, by using the CAS registry number and Safety Data Sheet information, identified materials that potentially could contain Conflict Minerals.

The results of the analysis by the Company’s supply chain and environmental teams were compiled into a list of materials that might contain necessary Conflict Minerals. The list also included the suppliers of those materials, which the supply chain team identified using purchasing data from its enterprise resource planning system.
Reasonable Country of Origin Inquiry
Using the list described above, all direct suppliers providing materials to the Company in 2023 that were used in products manufactured for sale and might contain necessary Conflict Minerals were surveyed. The Company requested that each supplier certify by way of the Responsible Minerals Initiative Conflict Minerals Reporting Template that the materials it sold to the Company either did not contain Conflict Minerals or, if such materials did contain Conflict Minerals, that those Conflict Minerals (i) did not originate in the Covered Countries or (ii) were from recycled or scrap sources. These direct suppliers were also asked to survey their own suppliers to obtain the same information, and to provide information which supported their certification, including smelter or refiner information, as applicable.
During the inquiry process, all surveyed suppliers but one informed the Company that either the materials they supplied to the Company in 2023 did not contain Conflict Minerals or provided a certification that the materials which contained Conflict Minerals did not originate in the Covered Countries or came from recycled or scrap sources. One supplier informed the Company that it purchases products containing tin from a smelter that is located in a Covered Country. The Company confirmed that a Responsible Minerals Initiative approved auditor certified that such supplier and smelter were conformant with the relevant RMAP requirements as of their last assessment.
Based upon the Company’s review of the responses provided by its suppliers of necessary Conflict Minerals, (i) the Company has reason to believe that certain of these materials came from recycled or scrap sources and certain of these materials containing tin were sourced from a Covered Country by a supplier fully compliant with RMAP requirements; and (ii) with respect to all other materials evaluated as part of this inquiry, the Company has no reason to believe that the necessary Conflict Minerals in its products may have originated in a Covered Country.
The disclosure provided in this Form SD is available here:
https://www.rogerscorp.com/-/media/project/rogerscorp/documents/general/english/form-sd---conflict-minerals-disclosure.pdf

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized hereunto.

ROGERS CORPORATION
(Registrant)

Date: May 22, 2024	By:	/s/ Jessica Morton
Jessica Morton
Vice President, General Counsel and Corporate Secretary